SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #7

                   Under the Securities Exchange Act of 1934




                             ONCOGENE SCIENCE, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  682305 10 7
                               -----------------
                                 (CUSIP Number)



                           Rebecca R. Tilden, Esq.
          Vice President and Secretary, Hoechst Marion Roussel, Inc.
           Vice President and Assistant Secretary, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 July 23, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  Page 1 of 6

                           Exhibit Index is at Page 6

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its        Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     7.5%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              HMR Pharma, Inc.
     I.R.S. Identification Number                  43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                           1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                      1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                        1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     7.5%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

     The filing of this Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Oncogene Science, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), shall not be construed as an admission that Pharma is, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

     This Statement on Schedule 13D is hereby amended to indicate the filing of the following exhibits by incorporation by reference:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

99.F Amended and Restated Collaborative Research and License Agreement effective as of April 1, 1997, by and among HMRI, Hoechst AG, and the Issuer (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 1997)

99.G EPO Collaborative Research and License Agreement effective as of January 1, 1997, by and between HMRI and the Issuer (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of the Issuer for the quarter ended March 31, 1997)

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: August 18, 1997                   By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President
                                             and Secretary


                                        HMR PHARMA, INC.



Date: August 18, 1997                   By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President and
                                             Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.    Description                                  Page No.
-----------    ------------                                  ---------

99.F Amended and Restated Collaborative Research and License Agreement effective as of April
               1, 1997, by and among HMRI, Hoechst AG, and the Issuer (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form
               10-Q of the Issuer for the quarter ended
               June 30, 1997)*

99.G EPO Collaborative Research and License Agreement effective as of January 1, 1997, by and between HMRI and the Issuer (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of the Issuer for the quarter ended March 31, 1997)*


     * Portions of this exhibit have been redacted and are the subject of a confidential treatment request filed with the Secretary of the Securities and Exchange Commission by the Issuer pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.